PETER M. STONE (SB#157994)

HEATHER E. ABELSON (SB#243691)

PAUL, HASTINGS, JANOFSKY & WALKER LLP

1117 S. California Ave

Palo Alto, CA 94304-1106

Telephone:  (650) 320-1843

Facsimile:  (650) 320-1943

Attorneys for Plaintiffs

Riley Investment Partners Master Fund, L.P. and Riley Investment Management LLC

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

Riley Investment Partners Master Fund, L.P. and Riley Investment Management LLC, Derivatively on Behalf of Transmeta Corporation,

Plaintiffs,

vs.

John O’Hara Horsley, Richard Hugh Barnes, Lester M. Crudele, Robert V. Dickinson, Murray A. Goldman, William P. Tai, Thomas Peter Thomas, Rick Timmins, Sujan Jain, and Does 1-100, inclusive,

Defendants,

-and-

Transmeta Corporation, a Delaware corporation,

Nominal Defendant.

CASE NO. SHAREHOLDER DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND ABUSE OF CONTROL DEMAND FOR JURY TRIAL

Plaintiffs Riley Investment Partners Master Fund, L.P. and Riley Investment Management LLC allege on knowledge as to themselves and otherwise on information and belief as follows:

INTRODUCTION

1.     This is a shareholder derivative action brought in the right and for the benefit of nominal defendant Transmeta Corporation (“Transmeta” or the “Company”) against its Board of Directors (the “Board”) and certain of its officers.  This lawsuit seeks to remedy Defendants’ looting of the Company of tens of millions of dollars via purported “bonuses” and stock options all the while overseeing the Company’s losing hundreds of millions of dollars of market capitalization and value.  By potentially giving away millions of dollars of the Company’s current net value to insiders in return for little or nothing, Defendants committed acts of grossly unjust corporate waste, breaches of fiduciary duties and other legal violations.

2.     The case arises out of the wrongful and illegal actions taken by the Board and officers of the Company, including the following: (1) agreeing with defendant John O’Hara Horsley, Transmeta’s general counsel, to pay him an outrageous, illegal and unconscionable bonus of over $10 million simply for doing his job and settling an intellectual property lawsuit against Intel ten months after it was filed, and likely settling for less money than was reasonable due to the incentive to settle; (2) granting stock options totaling 725,000 to various Defendants (and one other person) on December 17, 2007, causing a dilution of over five percent of the Company’s value to existing investors; and (3) granting defendants Lester M. Crudele and Sujan Jain $1.2 million in cash “bonuses” in connection with the Intel settlement in which they played no material part.  These actions have been taken by Defendants notwithstanding the Company’s losing 97% of its market capitalization since going public in November 2000, and after the Company has reported accumulated deficits of $718 million since inception.

3.     As a result of Defendants’ misconduct, the Company has suffered irreparable injury and damages.  Accordingly, by this lawsuit, Plaintiffs, on behalf of the Company, seek disgorgement of all alleged “bonuses” and stock options; injunctive and equitable relief; damages; and punitive damages.

PARTIES

4.     Nominal defendant Transmeta Corporation was incorporated in Delaware and maintains its principal place of business in Santa Clara, California.  The Company specializes in developing and licensing computing, microprocessor and semiconductor technologies and related intellectual property.

5.     Plaintiff Riley Investment Partners Master Fund, L.P. (the “Fund”) is, and at all relevant times was, the owner of shares of Transmeta.  The Fund is a citizen of the Cayman Islands.

6.     Plaintiff Riley Investment Management LLC (“RIM”) is, and at all relevant times was, the general partner of the Fund.  Riley Investment Management LLC has sole investment and voting power over the shares of Transmeta common stock held by the Fund and shares held by certain of its clients.  Plaintiff is a citizen of Delaware.  Together, the Fund and clients of RIM are the largest shareholders of Transmeta.

7.     Defendant John O’Hara Horsley (“Horsley”) has served as Transmeta’s general counsel since July 2000.  Horsley has also served as Secretary since May 2002, and as Executive Vice President since October 2005.  On February 27, 2007, the Board of Directors entered into an agreement with Horsley under which he stands to earn a “bonus” worth more than $10 million simply for the Company having settled the Intel lawsuit described below that was litigated by outside counsel (Ropes & Gray), not Horsley, on a non-contingent basis.  On December 17, 2007, Horsley received an option grant of 150,000 shares of Transmeta stock.  Defendant Horsley is a citizen of California.

8.     Defendant Richard Hugh Barnes (“Barnes”) has served as a director of Transmeta since November 1998 and Chairman of the Board of Directors since May 2007.  At all relevant times, Barnes served as a member of the Audit and Nominating and Corporate Governance Committees of the Board of Directors.  Defendant Barnes is a citizen of Texas.

9.     Defendant Lester M. Crudele (“Crudele”) has served as a director of Transmeta since June 2005 and was appointed as President and Chief Executive Officer of Transmeta in February 2007.  On June 29, 2007, the Company announced that then-director Crudele, in connection with his appointment as President and Chief Executive Officer of Transmeta, would receive an annual base salary of $325,000, as well as stock options worth a total of 3,000,000 shares of Transmeta common stock (pre-reverse split).  Less then six months later, on December 17, 2007, Crudele was awarded the option to purchase 325,000 shares of Transmeta stock, as well as an unearned $1,000,000 “bonus” in connection with the Company settling its patent infringement suit against Intel described below.  Defendant Crudele is a citizen of Texas.

10.     Defendant Robert V. Dickinson (“Dickinson”) has served as a director of Transmeta since May 2005.  At all relevant times, Dickinson served as a member of the Audit, Nominating and Corporate Governance, and Compensation Committees of the Board of Directors.  Defendant Dickinson is a citizen of California.

11.     Defendant Murray A. Goldman (“Goldman”) has served as director of Transmeta since November 1998 and served as the Chairman of Transmeta’s Board of Directors from

November 1998 to May 2007.  At all relevant times, Goldman served as a member of the Nominating and Corporate Governance Committee of the Board of Directors.  Defendant Goldman is a citizen of California.

12.     Defendant William P. Tai (“Tai”) has served as a director of Transmeta since December 1995.  At all relevant times, Tai served as a member of the Nominating and Corporate Governance and Compensation Committees of the Board of Directors.  Defendant Tai is a citizen of California.

13.     Defendant Thomas Peter Thomas (“Thomas”) has served as a director of Transmeta since December 1995.  At all relevant times, Thomas served as a member of the Compensation Committee of the Board of Directors.  Defendant Thomas is a citizen of California.

14.     Defendant Rick Timmins (“Timmins”) has served as a director of Transmeta since May 2003.  At all relevant times, Timmins served as a member of the Audit Committee of the Board of Directors.  Defendant Thomas is a citizen of Nevada.

15.     Defendant Sujan Jain (“Jain”) joined Transmeta as its Chief Financial Officer in August 2007.  On December 17, 2007, Jain received an option grant of 125,000 shares of Transmeta stock, as well as an unearned bonus of $200,000 in connection with the Company settling the Intel lawsuit.  Defendant Jain is a citizen of California.

16.     The identity of Does 1 through 100, inclusive, whether individual, corporate, associate or otherwise are unknown to Plaintiffs at the present time.  Plaintiffs therefore sue these Defendants by these fictitious names.  Each of the Defendants acted as the agent of the other

Defendants in committing the wrongs complained of herein.  Plaintiffs reserve the right to amend this Complaint to assert the true names and capacities of these fictitiously named Defendants as they are ascertained.

17.     Defendants Barnes, Crudele, Dickinson, Goldman, Tai, Thomas, Timmons, Horsley, Jain and Does 1 through 100, inclusive, are referred to herein collectively as “Defendants.”

BACKGROUND FACTS

18.     Over the last year, at a minimum, while watching the Company lose hundreds of millions of dollars of shareholder value, Defendants have used their positions of power to enrich and entrench themselves through unlawful self-dealing and other misconduct.  Specifically, Defendants have at various times granted themselves improper, illegal and lavish cash bonuses and stock options, as detailed below.

19.     On April 28, 2006, the Company filed a Schedule 14-A with the Securities and Exchange Commission (“SEC”) in which it disclosed that Horsley received more than $400,000, in compensation as general counsel in 2005, including $276,925 base compensation and $138,100 cash bonus.  Horsley also received certain stock options in 2005.  (Horsley was compensated in salary, bonus and options at a similar high level in 2006 and 2007.)

20.     On October 11, 2006, Transmeta filed a patent infringement suit against Intel Corporation in the United States District Court for the District of Delaware (Civil Action No. 1:06-cv-00633-GMS) (the “Intel Lawsuit”).  The law firm of Ropes & Gray LLP represented the

Company in the Intel Lawsuit and was paid substantial fees, believed to be in the millions of dollars, on a non-contingent basis for handling the case.

21.     Despite the fact that Horsley was already compensated at an annual rate of over $400,000, not including stock option grants, on February 27, 2007, the Company filed a Form 8-K with the SEC announcing that the Company had entered into a purported agreement with Horsley (the “Agreement) to pay him an undisclosed amount of “bonus” for any settlement of the Intel Lawsuit.  The Form 8-K stated as follows:

On February 27, 2007, Transmeta Corporation (“Transmeta”) entered into an incentive retention agreement with John O’Hara Horsley, Transmeta’s Executive Vice President, General Counsel and Secretary.  Pursuant to this agreement, upon the final judgment or settlement resolving certain claims and counterclaims between Transmeta and Intel Corporation (the “lawsuit”), Mr. Horsley will be paid a bonus equal to a percentage of the excess, if any, between the present value of all net expenses incurred and ultimately paid  by Transmeta in connection with the Lawsuit and the annual payments described below (the “Bonus”).  If the payments in the final judgment or settlement involve consideration  other than cash, then the Bonus paid to Mr. Horsley will be in an amount as determined by Transmeta’s Board of Directors, consistent with the intent reflected in the prior sentence.

. . .

In addition, during the pendency of the Lawsuit, Transmeta has agreed to pay Mr. Horsley $250,000 at the end of each fiscal year commencing with fiscal year 2007 as an advance payment creditable toward the Bonus.  These annual payments are intended to be the fundamental element of Mr. Horsley’s annual target bonus compensation during the pendency of the Lawsuit, although he may also be eligible to continue to participate in Transmeta’s regular management incentive bonus program based upon his other management contributions to the company.

22.     Importantly, the Company’s announcement of the Agreement with Horsley did not disclose the percentage amount of the purported “bonus” such that neither the shareholders nor the public could accurately gauge until very recently the potential amount of the “bonus” that could ultimately be paid by the Company to Horsley.  Further, the bonus was not a true retention bonus in that there was no disclosed threat to Horsley’s leaving his position; the position of general counsel of a public company paying compensation in the amount paid to Horsley is not difficult to fill; and the unprecedented amount of purported “bonus” bore no actual relation to the value of serviced provided by the general counsel.

23.     On May 15, 2007, the Company filed a Form 10-Q with the SEC attaching a copy of the Agreement as Exhibit 10.32.  Defendants intentionally omitted the various percentages used to compute Horsley’s “bonus” from the filed version of the Agreement, such that investors and the public could not calculate the possible amount of the purported “bonus.”

24.     On June 19, 2007, the Company filed a Preliminary Schedule 14-A with the SEC in which the Agreement was summarized.  As with the previously filed 8-K and 10-Q, the Company intentionally refused to disclose the percentages used to compute Horsley’s “bonus.”

25.     On June 29, 2007, the Company filed a Definitive Schedule 14-A with the SEC which stated that notwithstanding the purported “bonus,” Horsley’s annual base salary remained unchanged.

26.     In the same Schedule 14-A, the Company announced that in connection with his appointment as President and Chief Executive Officer of Transmeta, Crudele would receive an annual base salary of $325,000.  In addition, Crudele was granted three stock options covering 3,000,000 shares of Transmeta common stock (pre-reverse split, and after vesting).

27.     The Schedule 14-A also summarized the Agreement.  Again, the Company intentionally failed to disclose the percentages used to compute Horsley’s supposed “bonus.”

28.     On July 2, 2007, and again on September 26, 2007, the Company engaged in raising capital of nearly $20 million via a Series B Preferred Stock and a PIPE transaction.  These transactions were significantly dilutive to the equity of the Company and thus damaged the Company and its shareholders.

29.     On August 11, 2007, the Company sent an Offer of Employment (“Offer”) to Jain for the position of Chief Financial Officer.  According to the Offer, Jain would receive an annual base compensation of $225,000 and would be eligible to participate in the executive bonus program (target bonus of 50% of his salary).  In addition, Jain was given an option to purchase 750,000 shares of common stock on his start date (pre-reverse split, and vesting over time).

30.     On August 20, 2007, the Company issued a press release stating that Jain had joined Transmeta as Chief Financial Officer.

31.     On October 24, 2007, the Company filed a Form 8-K with the SEC announcing that the Company had settled the Intel Lawsuit.   The Form 8-K summarized the terms of the settlement as follows:

On October 22, 2007, Transmeta Corporation, a Delaware corporation (“Transmeta”), entered into an agreement with Intel Corporation, a Delaware corporation (“Intel”),   providing for a settlement of all claims between the two companies and for the licensing of the Transmeta patent portfolio to Intel for use in current and future Intel products.

.

.

.

The agreement provides for Intel to make an initial $150 million payment to Transmeta as well as to pay Transmeta an annual license fee of $20 million for each of the next five years.

The agreement also provides for the parties to dismiss their pending patent litigation with   prejudice and for a mutual general release of all claims of any type between the parties.  (emphasis added).

32.     On November 8, 2007, the Company filed a Form 10-Q with the SEC stating that it had 12,021,388 shares of common stock outstanding.

33.     On December 21, 2007, the Company filed a Form 8-K with the SEC announcing that on December 17, 2007, the Defendants had granted themselves the option to purchase up to 600,000 shares of common stock .  The Form 8-K also disclosed that Board had approved $1,200,000 in purported “bonuses” to Crudele and Jain in connection with the Intel Lawsuit settlement in which they played no material part, and despite the limited tenure for Crudele and Jain of 8 months and 2 months, respectively.

34.     On December 19, 2007, Transmeta filed four separate Form-4s with the SEC disclosing option grants totaling 725,000 shares to Defendants Sujan, Horsley and Crudele, as well as a grant to Dan Hillman, Transmeta’s Vice President of Engineering.  These grants resulted in a dilution of over 5 percent to existing investors.

35.     On December 20, 2007, Plaintiffs sent a letter to the Board expressing concern that the recent option grants of 725,000 shares to four top executives, including defendants Horsley, Crudele and Jain, which diluted shareholders by over 5%, was almost double of all of Transmeta’s historical grants combined on a split adjusted basis.  Plaintiffs also expressed concern with Board grants of excessive compensation and bonuses, and in particular, the Agreement with Horsley.  As of the date of filing this lawsuit, Plaintiffs have received no response to this letter.  In addition, when Plaintiffs recently made demand upon Defendants and the Company for production of corporate records concerning the possible breaches of fiduciary duty, corporate waste and other wrongful misconduct, Defendants have violated applicable law by failing and refusing to provide such records to Plaintiffs as shareholders.

36.     On January 4, 2008, the Company filed a Form 8-K with the SEC announcing that on December 31, 2007, the Company and Intel signed a definitive settlement agreement to resolve the Intel Lawsuit.  The Form 8-K also disclosed, for the first time, the percentages used to calculate the purported “bonus” to Horsley.  As a result of the Agreement, Horsley stands to receive a bonus worth over $10 million.  The Form 8-K provides in part:

On December 31, 2007, Transmeta and Intel signed a definitive settlement agreement to effectuate their settlement as previously announced on October 24, 2007.  . . . The definitive settlement agreement also specifically provides for Intel to make to Transmeta, within 30 days of December 31, 2007, an initial payment of $150 million, which payment Transmeta expects to receive from Intel in January 2008.

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As Transmeta previously reported in a current report on Form 8-K filed on February 27, 2007, Transmeta on that date entered into an Incentive Retention Agreement with John O’Hara Horsley, its Executive Vice President, General Counsel and Secretary (the  “Incentive Retention Agreement”). Pursuant to the Incentive Retention Agreement, upon the final judgment or settlement resolving certain claims and counterclaims between Transmeta and Intel (the “Lawsuit”), Transmeta will pay Mr. Horsley a bonus equal to one fourth of the excess, if any, between 25 percent of the present value of all net cash payments to be made by Intel to Transmeta pursuant to the judgment or settlement of the Lawsuit, less the sum of all expenses incurred and ultimately paid by Transmeta in  connection with the Lawsuit.  (emphasis added).

37.     As a result of this disclosure, shareholders and the public were informed for the very first time that Horsley’s “bonus” would likely exceed $10 million, an outrageous and unconscionable sum to be paid to a general counsel simply for doing his job.

38.     The cash “bonuses” purportedly to be paid to defendants Horsley, Crudele and Jain in connection with settling the Intel Lawsuit alone are equal to 7% of the Company’s market capitalization.  By contrast, the total 2006 compensation for Steven Jobs, who according to a Forbes study was the most highly compensated chief executives officer of the 500 largest public companies in the United States considering both stock and cash payments, was 0.56% of Apple, Inc.’s current market capitalization.  To further illustrate the massive waste engaged in by Defendants, if Mr. Jobs were paid by Apple a comparative percentage of its market capitalization as defendants Horsley, Crudele, and Jain, his compensation would have been $8.1 billion in cash.

39.     Accordingly, this action seeks to require disgorgement by the Defendants and recovery on behalf of the Company the millions of dollars of damages caused by the Defendants’ unconscionable self-dealing conduct, including, but not limited to:  (1) entering into the Agreement with Horsley purporting to pay him more than ten million dollars, or almost ten percent of the Company’s total worth, just for doing his job as general counsel, and after creating for him an improper incentive to settle the case for less than its full value; (2) granting stock options totaling 725,000 shares to Defendants (and one other person) which caused a dilution of over five percent to existing investors; and (3) granting Crudele and Jain $1,200,000 in unearned cash “bonuses” in connection with the Company settling the Intel Lawsuit in which they played no material part and despite their very short tenure as officers of the Company.

DUTIES OF TRANSMETA’S DIRECTORS AND OFFICERS

40.     As officers and directors of Transmeta, Defendants owed a fiduciary duty to the Company.  Therefore, by reason of their conduct and/or positions with respect to the affairs of Transmeta, at all relevant times, Defendants owed the Company fiduciary obligations of fidelity, trust, loyalty, good faith, honesty and due care.  Further, Defendants were required to use their utmost ability to control the Company in a fair, just, and equitable manner, and to act in furtherance of the best interests of the Company and its shareholders and not in furtherance of their personal interest or benefit.

41.     In addition, Defendants also owed a fiduciary duty to exercise due care, good faith, loyalty and diligence in the management and administration of the affairs of the Company and in the use and preservation of its properties and assets.

42.     Further, as an attorney, Horsley owed legal and ethical duties to his client Transmeta, including the duty to follow California’s Rules of Professional Responsibility.  Horsley breached those duties by entering into the Agreement alleged above.

43.     Each of Defendants owed to Transmeta the duty to exercise due care, good faith and diligence in the management and administration of the affairs of the Company and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto.  Also, Defendants owed a duty to Transmeta to ensure that Transmeta operated in compliance with all applicable federal and state laws, rules and regulations, and that Transmeta did not waste its corporate assets.  To discharge these duties, Defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of Transmeta.  By virtue of this obligation of ordinary care and diligence, Defendants were required, among other things, to:

(a)     manage, conduct, supervise and direct the businesses and affairs of Transmeta in accordance with laws, rules and regulations, and the charter and by-laws of Transmeta;

(b)     neither violate nor knowingly or recklessly permit any officer or director of Transmeta to violate applicable laws, rules and regulations and to exercise reasonable control and supervision over such directors and officers;

(c)     ensure the prudence and soundness of policies and practices undertaken or proposed to be undertaken by Transmeta;

(d)     remain informed as to how Transmeta was, in fact, operating, and upon receiving notice or information of imprudent or unlawful practices, to make reasonable investigation in connection therewith and to take steps to correct that condition or practice;

(e)     supervise the preparation, filing and/or dissemination of any SEC filings, press releases, audits, financial statements, reports or other information disseminated by Transmeta and to examine and evaluate any reports of examinations or investigations concerning the practices, products or conduct of directors or officers of Transmeta;

(f)     exercise reasonable control and supervision over the directors and officers of Transmeta; and

(g)     preserve and enhance Transmeta’s reputation as befits a large public corporation and to maintain public trust and confidence in Transmeta as a prudently managed institution fully capable of meeting its duties and obligations.

44.     Defendants used their positions of control and authority as directors and/or officers of Transmeta to approve and effectuate the wrongful acts complained of herein.

45.     Defendants breached their duties of loyalty and good faith and wasted the Company’s assets by, inter alia: (i) granting Horsley, on top of his generous annual salary, a purported, unconscionable “bonus” in connection with settling the Intel Lawsuit, which Plaintiffs estimate to be worth over of $10 million, and which bonus created a perverse incentive for Horsley to settle the litigation quickly for less than its full value; (ii) granting Crudele and Jain a total of  $1.2 million in unearned cash “bonuses” in connection with settling the Intel Lawsuit in which they played no material part; and (iii) granting stock options totaling 725,000 shares to Defendants (and one other person), causing a dilution of over 5 percent to existing investors.

46.     Defendants, as a result of the substantial financial benefits they received and continue to receive as a result of their positions at Transmeta, engaged in and/or aided and abetted and/or acquiesced in the wrongful acts complained of herein and resolved all conflicts of interest in favor of themselves in order to protect and preserve their positions with Transmeta and the financial benefits that flow therefrom.

47.     As a result of Defendants’ wrongful and illegal actions, Transmeta and its shareholders have suffered and will suffer considerable damage.

DERIVATIVE AND DEMAND/FUTILITY ALLEGATIONS

48.     Plaintiffs bring this action derivatively in the right and for the benefit of Transmeta to redress injuries suffered, and to be suffered, by Transmeta as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, and waste of corporate assets, as well as aiding and abetting thereof, by Defendants.  Transmeta is named as a nominal defendant solely in a derivative capacity.

49.     Plaintiffs were shareholders of the Company at the time of the conduct complained of herein.  Specifically, Plaintiffs were the Company’s largest shareholders at the time the amount of the purported “bonus” to Horsley was announced, and at the time unreasonable stock options and “bonuses” were announced.  Plaintiffs will adequately and fairly represent the interests of Transmeta in enforcing and prosecuting its rights, and have obtained counsel experienced, competent and practiced in litigating derivative actions.

50.     Based upon the facts set forth throughout this Complaint, applicable law and the longstanding rule that equity does not compel a useless act, a pre-filing demand upon the Transmeta Board of Directors to institute this action against the officers and members of Transmeta’s Board of directors is excused as futile.

51.     A pre-filing demand would be a useless and futile act because:

A.     As a result of their access to and review of internal corporate documents, conversations and connections with other corporate officers and directors and attendance at management and Board meetings, Defendants knew about the improper grants of  illegal and unconscionable cash “bonuses” and stock options.  Pursuant to their specific duties as Board members, each was charged with overseeing and/or managing the Company and conducting its business affairs and each breached the fiduciary duties owed to Transmeta and its shareholders in that they failed to prevent the improper “bonuses” and stock option grants.  As a significant majority of the Transmeta Board specifically participated in the misconduct, the entire Board cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because its members are interested personally in the outcome since it is their actions which have exposed Transmeta to millions of dollars in potential liability for violations of applicable laws.

B.     The significant majority of the Transmeta Board participated in or approved the misconduct alleged herein and all are named as defendants in the derivative claims.  Defendants Barnes, Crudele, Dickinson, Goldman, Tai, Thomas and Timmins served on the Transmeta Board during all relevant times and received stock options and/or bonuses.  Officers

Jain and Horsley directly benefited from the unlawful grants of excessive bonuses and stock options.

C.     The acts complained of constitute violations of fiduciary duties and violations of law and are incapable of ratification.

D.     The known principal wrongdoers and beneficiaries of the wrongdoing complained herein dominated and controlled Transmeta’s Board.  Thus, the Board could neither exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action.

E.     The directors of Transmeta cannot be relied upon to reach a truly independent decision as to whether to commence the demanded action against themselves and the officers responsible for the misconduct alleged in this Complaint in that, inter alia, the Board has served together basically since the IPO, and has been and is dominated by Crudele, the Company’s CEO and President, who was personally and directly involved in the acts of mismanagement alleged herein, and who approved the actions which are complained of and whose directives and views the Board had consistently acceded and will continue to accede.  This domination of the Board of Directors’ ability to validly exercise its business judgment renders it incapable of reaching an independent decision as to whether to accept any demand by Plaintiffs.

F.     Transmeta has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet defendants have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for Transmeta any part of the damages Transmeta suffered and will suffer thereby.  To the contrary,

Defendants have attempted to cover up their breaches of fiduciary duty, corporate waste and other wrongful conduct by refusing to provide all documents concerning these issues to Plaintiffs despite a written shareholder demand made for same in violation of applicable law.

FIRST CAUSE OF ACTION
(Against All Defendants for Breach of Fiduciary Duty)

52.     Plaintiffs incorporate ¶¶ 1-51 by reference.

53.     Each of the Defendants owed to the Company the duties of loyalty, good faith, due care and diligence in the management and administration of its affairs, which required that they, inter alia, refrain from benefiting themselves at the expense of the Company and its shareholders.

54.     Defendants’ conduct set forth herein was not due to an honest error or misjudgment, but rather to their intentional breach or reckless disregard of the fiduciary duties they owed to the Company, as alleged herein.  Defendants intentionally breached or recklessly disregarded their fiduciary duties to protect the rights and interests of Transmeta and its shareholders.

55.     To discharge these duties, each defendant was required to exercise reasonable and prudent supervision over the management, policies, practices, controls and financial affairs of Transmeta.  By virtue of this obligation of due care, good faith and diligence, each defendant was required, inter alia, to:

(a)     exercise reasonable control and supervision over the directors and officers, business and operations of Transmeta;

(b)     remain informed as to how Transmeta was, in fact, operating and, upon receiving notice or information of an imprudent, unsound or unlawful decision, condition, or practice, to make a reasonable investigation in connection therewith and to take steps to correct that decision, condition, or practice, and to make public disclosure of such decisions, condition, or practices in a timely and forthright manner; and

(c)     conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality services and maximize the profitability.

56.     Defendants breached their fiduciary duties of loyalty and good faith by improperly granting Horsley an unearned cash bonus of more than $10 million in connection with the settlement of the Intel Lawsuit.  Defendants, blinded by their own greed, failed to consider obviously material facts and failed to obtain a proper, complete and independent analysis of whether this bonus was fair, which it was not, and further created an improper incentive for Horsley to settle the case quickly, for less than its full value, which he did.

57.     Defendants also breached their fiduciary duties of loyalty and good faith by approving the grant of stock options to themselves, causing a dilution of over 5 percent to existing investors.

58.     Defendants also breached their fiduciary duties of loyalty and good faith by granting Crudele and Jain improper “bonuses” worth $1.2 million in connection with settlement of the Intel Lawsuit in which they played no material part, despite their short tenure as officers of the Company, and by failing to consider obviously material facts and/or obtain a proper, complete and independent analysis of whether the “bonuses” were fair.

59.     In breach of their fiduciary duties owed to Transmeta, Defendants willfully participated in and caused the Company to waste its valuable assets, violate applicable laws, and otherwise to expend unnecessarily its corporate funds and failed to properly oversee Transmeta’s business, rendering them personally liable to the Company for breaching their fiduciary duties.

60.     As a result, Transmeta has been substantially damaged, and Defendants’ actions were undertaken with malice, fraud and/or oppression, such that Defendants are liable for punitive damages in an amount sufficient to punish them and deter others from engaging in improper conduct.

61.     As a direct and proximate result of Defendants’ breaches of their fiduciary obligations of good faith, loyalty, candor and due care as alleged herein, Transmeta has sustained and continues to sustain significant damages.  As a result of the misconduct alleged herein, Defendants are liable to the Company.

SECOND CAUSE OF ACTION
(Against All Defendants for Gross Mismanagement)

62.     Plaintiffs incorporate ¶¶ 1-61 by reference.

63.     As detailed more fully herein, Defendants each owed a duty to Transmeta and its shareholders to prudently supervise, manage and control Transmeta’s operations.

64.     Defendants, by their actions or inactions, either directly or through aiding and abetting, abandoned or abdicated their responsibilities and duties with regard to prudently managing the business and assets of Transmeta.

65.     By engaging in the following acts, Defendants breached their duties of due care and diligence in the management and administration of Transmeta’s affairs and in the use and preservation of Transmeta’s assets:

(1) entering into the Agreement with Horsley under which Horsley stands to earn an illegal, excessive and unwarranted bonus of over $10 million;

(2) granting stock options to themselves (and one other person) causing a dilution of over five percent to existing investors; and

(3) granting Crudele and Jain $1,200,000 in unearned cash bonuses in connection with the Company settling the Intel Lawsuit in which they played no material part.

66.     During the course of the discharge of their duties, Defendants knew or recklessly disregarded the unreasonable risks associated with the wrongful conduct described herein, and either approved these activities or failed to supervise such activities in accordance with their duties to Transmeta.  As a result, Defendants grossly mismanaged or aided and abetted the gross mismanagement of Transmeta and its assets.

67.     As a direct and proximate result of Defendants’ gross mismanagement, Transmeta has sustained and continues to sustain significant damages.  As a result of the misconduct alleged herein, Defendants are liable to the Company.

THIRD CAUSE OF ACTION
(Against All Defendants for Waste of Corporate Assets)

68.     Plaintiffs incorporate ¶¶ 1-67 by reference.

69.     The Company received no real consideration in exchange for the lavish cash “bonuses” and stock awards, and these payments served no corporate purpose.  As officers and directors of Transmeta, Defendants owed a fiduciary duty to act in the best interests of the Company and its shareholders without paying themselves or other executives an extraordinary or unconscionable bonus or stock award for services for which they had already been compensated.  Moreover, the amounts paid are so excessive that no reasonable director would find that the payments were justified by the disproportionately minimal services rendered, especially in light of the compensation already paid to others for such services.  More specifically, given that the Company was paying Ropes & Gray LLP substantial fees to prosecute the Intel Lawsuit on a non-contingent basis, the Company received little or no value in exchange for entering into the Agreement with Horsley purporting to grant Horsley a massive bonus simply for doing his job.

70.     Each member of the Board affirmatively approved the granting of the unearned cash “bonuses” and stock grants for no consideration to the Company, which constituted a waste of corporate assets.

71.     As a direct and proximate result of the Defendants’ waste of corporate assets, Transmeta has sustained and continues to sustain significant damages.  As a result of the misconduct alleged herein, Defendants are liable to the Company.

FOURTH CAUSE OF ACTION
(Against All Defendants for Abuse of Control)

72.     Plaintiffs incorporate ¶¶ 1-71 by reference.

73.     Defendants’ misconduct alleged herein constituted an abuse of their ability to control and influence Transmeta, for which they are legally responsible.

74.     As a direct and proximate result of Defendants’ abuse of control, Transmeta has sustained significant damages.

75.     As a direct and proximate result of Defendants’ abuse of control, Transmeta has sustained and continues to sustain significant damages.  As a result of the misconduct alleged herein, Defendants are liable to the Company.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment in the Company’s favor against all Defendants as follows:

A.     Declaring void, ordering rescission of and imposing a constructive trust on the Defendants’ payments of unearned cash “bonuses” in connection with the settlement of the Intel Lawsuit and on all other improper payments or stock options they have received;

B.     Declaring that the Defendants have breached and/or aided and abetted the breach of their fiduciary duties to Transmeta;

C.     Against all of Defendants and in favor of the Company for disgorgement of all amounts improperly received by them and for damages sustained by the Company as a result of the Defendants’ breaches of fiduciary duties and waste of corporate assets;

D.     Against all Defendants for punitive damages on the causes of action where such damages are legally available;

E.     For injunctive or other equitable or legal relief to restrain and enjoin Defendants from paying, obtaining or exercising the illegal and improper “bonuses” and stock options referenced above, and requiring them to comply with applicable law, including state laws requiring disclosure of   material facts and records to shareholders;

F.     Awarding pre-judgment interest on the Defendants’ wrongful profits and on all damages awarded;

G.     Awarding to Plaintiffs the costs and disbursement of the action, including reasonable attorneys’ fees, accountants’ and experts’ fees, costs, and expenses pursuant to any statute or common law that may so provide; and

H.     Granting such other and further relief to Plaintiffs, and each of them, as the Court deems just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: January 31, 2008	PAUL, HASTINGS, JANOFSKY & WALKER LLP PETER M. STONE HEATHER E. ABELSON By: PETER M. STONE Attorneys for Plaintiffs Riley Investment Partners Master Fund, L.P. and Riley Investment Management LLC

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